UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Patriot Scientific Corporation

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

70336N107

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70336N107

1.	Names of Reporting Persons Lincoln Ventures, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Arizona

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

6.

Shared Voting Power
23,737,829 *

* This number assumes that Lincoln Ventures, LLC (“Lincoln”) and Swartz Private Equity, LLC (“SPE,” collectively the “Reporting Persons”) may be deemed to be affiliated and under common control.

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 23,737,829 See “*” from paragraph 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,737,829 See “*” from paragraph 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.1%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 70336N107

1.	Names of Reporting Persons Swartz Private Equity, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Georgia

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

6.

Shared Voting Power
23,737,829 *

* This number assumes that Lincoln Ventures, LLC (“Lincoln”) and Swartz Private Equity, LLC (“SPE,” collectively the “Reporting Persons”) may be deemed to be affiliated and under common control.

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 23,737,829 See “*” from paragraph 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,737,829 See “*” from paragraph 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.1%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 70336N107

Item 1.
	(a)	Name of Issuer Patriot Scientific Corporation
	(b)	Address of Issuer’s Principal Executive Offices 6183 Paseo Del Norte, Suite 180 Carlsbad, CA 920117

Item 2.
	(a)	Name of Person Filing Lincoln Ventures, LLC Swartz Private Equity, LLC
	(b)	Address of Principal Business Office or, if none, Residence 1120 Sanctuary Parkway, Suite 325 Alpharetta, GA 30004
	(c)	Citizenship Lincoln Ventures, LLC – Arizona Swartz Private Equity, LLC – Georgia
	(d)	Title of Class of Securities Common Stock, $0.00001 par value per share
	(e)	CUSIP Number 70336N107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Lincoln Ventures, LLC        - 23,737,829 *

Swartz Private Equity, LLC - 23,737,829 *

* Assuming that the Issuer had 391,472,101 shares issued and outstanding as of December 31, 2007, which is the number indicated by a certified statement from the Issuer’s transfer agent, Interwest Transfer Company, Inc, then Lincoln Ventures, LLC (“Lincoln”) and Swartz Private Equity, LLC (“SPE”) have beneficial ownership of the above number of shares of common stock.  This number assumes that Lincoln Ventures, LLC and Swartz Private Equity, LLC may be deemed to be affiliated and under common control.

	(b)	Percent of class: Lincoln Ventures, LLC - 6.1% (*) Swartz Private Equity, LLC – 6.1% (*) (*) see note in 4(a) above.
	(c)	Number of shares as to which the person has: Lincoln Ventures, LLC
		(i)	Sole power to vote or to direct the vote
		(ii)	Shared power to vote or to direct the vote 23,737,829 (Assuming the Lincoln Ventures, LLC and Swartz Private Equity, LLC are deemed to be under common control). See “*” in Item 4(a) above.
		(iii)	Sole power to dispose or to direct the disposition of
(iv)

Shared power to dispose or to direct the disposition of

23,737,829. (Assuming the Lincoln Ventures, LLC and Swartz Private Equity, LLC are deemed to be under common control).  See “*” in Item 4(a) above.

	(c)	Number of shares as to which the person has: Swartz Private Equity, LLC
		(i)	Sole power to vote or to direct the vote
		(ii)	Shared power to vote or to direct the vote 23,737,829, (Assuming the Lincoln Ventures, LLC and Swartz Private Equity, LLC are deemed to be under common control). See “*” in Item 4(a) above.
		(iii)	Sole power to dispose or to direct the disposition of
(iv)

Shared power to dispose or to direct the disposition of

23,737,829, (Assuming the Lincoln Ventures, LLC and Swartz Private Equity, LLC are deemed to be under common control).  See “*” in Item 4(a) above.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to s.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to s.240.13d-1(c) or s.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2008
(Date)

Lincoln Ventures, LLC

By:	/s/ Roy A. Adams
Title: Manager

Swartz Private Equity, LLC

By:	/s/ Eric S. Swartz
Title: Manager

Note.  Schedules  filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention.  Intentional  misstatements  or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a statement on Schedule 13G and all amendments thereto with respect to the Common Stock, $0.00001 par value per share of Patriot Scientific Corporation beneficially owned by each of them, and the inclusion of this Joint Filing Agreement as an exhibit thereto.

Dated: February 13, 2008

Lincoln Ventures, LLC

	By:	/s/ Roy A. Adams
Title: Manager

Swartz Private Equity, LLC

	By:	/s/ Eric S. Swartz
Title: Manager